June 14, 2005

David G. Latzke
Senior Vice President, Chief Financial Officer
     and Secretary
SoftBrands, Inc.
Two Meridian Crossings, Suite 800
Minneapolis, Minnesota 55423

Re:	SoftBrands, Inc.
  	Preliminary Revised Schedule 14A filed on June 2, 2005
	File No. 000-51118

Dear Mr. Latzke:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Proposal 3, page 21
1. We note that except for your policy to automatically grant options to directors annually, you have not established any plans or arrangements with respect to the increased shares of common stock that have been reserved for your 2001 stock incentive plan. Accordingly, please revise to provide the information required by
Item 10(a)(2)(i) of Schedule 14A. In this regard, you may present this information on an annual basis and provide footnote disclosure regarding your policy to automatically grant options to directors annually.
Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may address questions concerning the above comments to Jeffrey B. Werbitt at (202) 551-3456. If you need additional assistance, you may contact me at (202) 551-3462.


								Very truly yours,



								Mark P. Shuman
Branch Chief-Legal

cc:	Thomas Martin, Esquire
      Dorsey & Whitney LLP
      50 South Sixth Street
      Minneapolis, Minnesota 55402




SoftBrands, Inc.
PRE14A
June 14, 2005
Page 1